FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16
or 15d-16of the Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number 1-11080

THE ICA CORPORATION HOLDING COMPANY
(Translation of registrant’s name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA INFORMS REGARDING THE RESULT OF THE CAPITAL INCREASE

Mexico City, December 11, 2003.- Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, procurement and construction company in Mexico, reported today regarding the results of the capital increase authorized by the General Shareholders Meeting on November 17th. The Board of Directors, at a meeting on December 10th, was advised of the results of the capital increase, designated persons authorized to execute an amendment to the Collaboration Agreement for the Subscription of Shares (the “Collaboration Agreement”), dated October 31, 2003, with Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa (“Inbursa”), and adopted a resolution with respect to the shares not subscribed by shareholders of the Company in exercise of their preemptive rights.

Shares Subscribed by the Shareholders in Exercise of their Preemptive Rights. First Stage. With respect to the first stage increase in shareholders equity represented by 83,218,054 new common shares, 369,815 shares were subscribed by shareholders in exercise of their preemptive rights. Second Stage. With respect to the second stage increase in the variable portion of shareholders equity, represented by 1,243,122,866 new common shares, shareholders subscribed for a total 741,483,850 shares, in exercise of their preemptive rights.

Shares Not Subscribed by Shareholders in Exercise of their Preemptive Rights. First Stage. The shares not subscribed by shareholders in exercise of their preemptive rights will be deposited in Treasury, to satisfy various obligations of the Company with respect to the outstanding convertible bonds and with its officers and directors. Second Stage. With respect to the second stage, the Board resolved that the 501,639,016 shares not subscribed by shareholders in exercise of their preemptive rights (the “Remaining Shares”) be offered to Inbursa, according to the terms of the Collaboration Agreement, which establishes, among other terms, that Inbursa: (i) agrees to subscribe, for its own account or that of third parties, subject to the terms and conditions established in the Collaboration Agreement, to the equivalent of Ps. 500 million in shares; and (ii) will seek, on a best efforts basis and without being an obligation, investors to subscribe for Remaining Shares for up to Ps. 1,000 million, for their own account or that of third parties, in both cases at the price of Ps. 2.00 per share. ICA has modified several terms of the Collaboration Agreement: it has extended the term for the firm commitment option and the best efforts commitment option to January 16, 2004, unless the parties otherwise agree, in order to seek to bring about the full subscription by that date.

The former is based on the understanding that in event that it is necessary to offer shares to foreign persons or Mexican companies that do not have a clause excluding foreigners, Inbursa will do so through Ordinary Participation Certificates (“CPOs”), in accordance with the issuance of CPOs that the Company has sponsored for this purpose. The trust agreement for the CPOs provides that the holders of the CPOs will not have the corporate rights represented by the underlying shares, and provides that “the trustee will administer the shares that comprise the equity of the trust and exercise the corporate rights that correspond to them,” and further provides that the trustee “shall vote systematically in accordance with the majority of shareholders represented in the Shareholders meeting.”

Subject to, among other things, the subscription for the Remaining Shares, as of yesterday, it is expected that parties related to Inbursa are the holders of approximately 24 percent of the Company’s shares, based on the exercise of their preemptive rights, in accordance with applicable law.

Founded in 1947, ICA has completed construction and engineering projects in 21 countries. ICA’s principal business units include Civil Construction and Industrial Construction. Through its subsidiaries, ICA also manages airports and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights. www.ica.com.mx

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2003

Empresas ICA Sociedad Controladora, S.A. de C.V.

/s/ JOSE LUIS GUERRERO Name: Dr. José Luis Guerrero Title: Vice President, Finance